# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1019 TOWN DRIVE,, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 12/14/2025
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, c/o Forager Fund, L.P.,, 2025 3rd Avenue North, Suite 350, Birmingham, Alaska (AK), 35203, 205-383-4763; Heidi Steele, McDermott Will & Schulte LLP,, 444 West Lake St, Suite 4000, Chicago, Illinois (IL), 60606, 312-984-3624

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.5% of the class)
  Comment: Footnote to "(13) Percent of class represented by amount in row (11)": Calculated based on 44,027,472 shares of common stock of the Issuer as of December 12, 2025, as reported on the Issuer's annual report on Form 10-K for the year ended September 30, 2025.
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.5% of the class)
  Comment: Footnote to sections (7), (8), and (11): Shares reported in this table are held by Forager Fund, L.P., of which the Reporting Person is the general partner.
  
  Footnote to section "(13) Percent of class represented by amount in row (11)": Calculated based on 44,027,472 shares of common stock of the Issuer as of December 12, 2025, as reported on the Issuer's annual report on Form 10-K for the year ended September 30, 2025.
- Kissel Edward Urban (CIK 0001877495): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.5% of the class)
  Comment: Footnote for sections (8), (10) and (11): These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  
  Footnote for section "(13) Percent of class represented by amount in row (11)": Calculated based on 44,027,472 shares of common stock of the Issuer as of December 12, 2025, as reported on the Issuer's annual report on Form 10-K for the year ended September 30, 2025.
- MacArthur Robert Symmes (CIK 0001877496): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.5% of the class)
  Comment: Footnote for sections (8), (10) and (11): These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  
  Footnote for section "(13) Percent of class represented by amount in row (11)": Calculated based on 44,027,472 shares of common stock of the Issuer as of December 12, 2025, as reported on the Issuer's annual report on Form 10-K for the year ended September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE,, WILDER, Kentucky (KY), 41076
Comment: This Amendment No. 5 to Schedule 13D (this "Schedule 13D/A") is filed solely to supplement the information provided in response to Items 4, 6 and 7 of this statement on Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Purpose of Transaction
Item 4 is hereby amended to add the following:

Arrangement Agreement

On December 14, 2025, 1567208 B.C. LTD, a company existing under the laws of British Columbia ("B.C. Purchaser"), REM Aggregator, LLC, a Delaware company (individually, "REM Aggregator," and collectively with B.C. Purchaser, "Purchaser" or "Purchasers") entered into an Arrangement Agreement (the "Arrangement Agreement") with the Issuer to acquire all of the issued and outstanding common shares of the Issuer for $3.65 per share in cash (the "Arrangement"). Purchasers are affiliates of Kingswood Capital Management, L.P. ("Kingswood"). Pursuant to the terms of an equity commitment letter entered into by and between Purchasers and Kingswood and delivered to the Issuer at the signing of the Arrangement Agreement (the "ECL"), Purchasers have obtained equity commitments from Kingswood for the transactions contemplated by the Arrangement Agreement, the aggregate proceeds of which will be used to fund the consideration payable at closing and all fees, costs, expenses and other amounts payable by Purchasers in connection with the transactions contemplated by the Arrangement Agreement. The ECL includes a guarantee from Kingswood to the Issuer, on the terms and conditions set forth in the ECL.

The Arrangement Agreement includes customary representations, warranties and covenants of the Issuer and Purchaser, including, among others, covenants relating to the Issuer obtaining certain key regulatory approvals and the conduct of the business of the Issuer during the interim period between execution of the Arrangement Agreement and the effective time of the Arrangement (the "Effective Time"). The Arrangement Agreement also provides customary restrictions on the Issuer's ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding such proposals. Notwithstanding these restrictions, the Issuer may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited acquisition proposal that constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (as defined in the Arrangement Agreement).

The parties expect to close the Arrangement in the first half of 2026, subject to a number of conditions, including: (i) the approval of 66⅔% of the votes cast by the shareholders of the Issuer, voting together as a single class, at a special meeting of the Issuer (the "Meeting"), and, if required by Canadian securities laws, a simple majority of the votes cast by the Shareholders excluding votes cast by shareholders required to be excluded in accordance with Section 8.1(2) of Multi-lateral Instrument 61-101 (the "Required Securityholder Approval"), (ii) court approval of the Arrangement; (iii) the accuracy of the representations and warranties contained in the Arrangement Agreement, subject to specified thresholds and exceptions; (iv) compliance in all material respects with the covenants contained in the Arrangement Agreement; (v) dissenter rights not exercised with respect to more than 10% of the issued and outstanding shares; (vi) the absence of a Material Adverse Effect (as defined in the Arrangement Agreement) with respect to the Issuer; and (vi) receipt of approval or expiration of the applicable waiting period, under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The parties may terminate the Arrangement Agreement by mutual written agreement or upon the occurrence of certain specified events. The Arrangement Agreement also provides for a termination fee of $6,950,000 if the Arrangement Agreement is terminated in connection with certain specified events.

If the Arrangement is consummated, the Issuer's common shares will be de-listed from The Nasdaq Capital Market and the Toronto Stock Exchange and de-registered under the Securities Exchange Act of 1934, as amended, and the Issuer will cease to be a Canadian "reporting issuer", as soon as practicable following the Effective Time.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Acquisition Proposal, which is attached as Exhibit 99.3 to this Schedule 13D/A and is incorporated herein by reference.

The Arrangement Agreement has been included to provide investors with information regarding its terms and is not intended to provide any other factual information about the Issuer, Purchasers or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Arrangement Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to such agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Arrangement Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Arrangement Agreement, and unless required by applicable law, the contracting parties do not undertake any obligation to update such information.

Voting and Support Agreement

On December 14, 2025, in connection with the execution of the Arrangement Agreement, Forager Fund, L.P. ("Forager") entered into a voting and support agreement (the "Voting Agreement") with B.C. Purchaser and the Issuer, pursuant to which Forager agreed, among other things, to vote all of its and its affiliates' shares of the Issuer's common stock: (i) in favor of the Arrangement Agreement, the Arrangement, and the other transactions contemplated thereby and (ii) against any proposed action in respect of any Acquisition Proposal (as defined in the Arrangement Agreement) or which would reasonably be expected to prevent, interfere, impede or delay the implementation or the successful completion of the Arrangement. Forager also agreed to certain customary standstill restrictions during the during the term of the Voting Agreement. The Voting Agreement automatically terminates upon the earlier of: (i) the Effective Time and (ii) the date upon which the Arrangement Agreement is validly terminated in accordance with its terms. The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, references to the full text of the Voting Agreement, which is filed as Exhibit 99.4 to this Schedule 13D/A and incorporated herein by reference.

The directors of the Issuer, Gregory Crawford and Hardik Mehta, who hold in the aggregate approximately 11.4% of the Issuer's outstanding shares, entered into similar voting and support agreements with B.C. Purchaser and the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Description of contracts, arrangements, understandings or relationships
Item 6 is hereby amended to add the following:

Forager Capital Management, LLC ("FCM") and Kingswood have agreed that in connection with the Arrangement, FCM will contribute cash in an amount yet to be determined to REM Aggregator, an indirect parent company of B.C. Purchaser and an indirect wholly owned subsidiary of Kingswood, in exchange for a non-controlling equity interest therein. REM Aggregator shall be managed by a board of managers, which will initially consist of up to five natural persons, three of which shall be selected by Kingswood and two of which shall be selected by FCM, subject to certain limited exceptions.

The information under the heading "Voting and Support Agreement" in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Enter in exhibit description or URL to incorporate filings by reference
Item 7 is hereby amended to add the following exhibits:

99.3 - Arrangement Agreement, dated as of December 14, 2025, between Quipt Home Medical Corp., a British Columbia corporation, 1567208 B.C. LTD, a company existing under the laws of British Columbia and REM Aggregator, LLC, a Delaware company (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on December 15, 2025).
99.4* - Voting Agreement, dated as of December 14, 2025, by and between B.C. Purchaser, Quipt Home Medical Corp. and Forager Fund, L.P.

* Filed herewith

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (12/16/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (12/16/2025)
- Kissel Edward Urban: /s/ Edward Kissel, Edward Kissel (12/16/2025)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Robert MacArthur (12/16/2025)